                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

   1.  Name and Address of Reporting Person:

       Haglund, Bruce Howard
       2 Park Plaza, Suite 450
       Irvine, CA 92660


   2.  Date of Event Requiring Statement (Month/Day/Year):

       March 22, 1999


   3.  IRS or Social Security Number of Reporting Person
       (Voluntary):

       ---


   4.  Issuer Name and Ticker or Trading Symbol:

       Metalclad Corporation ( MTLC )




   5. Relationship of Reporting Person to Issuer (Check all applicable):

        X Director                       10% Owner
       ---                            ---

          Officer (give title below)     Other (specify below)
       ---                            ---



   6.  If Amendment, Date of Original (Month/Year):

       N/A

                                     Table I
                  Non-Derivative Securities Beneficially Owned


   1.  Title of Security:

       Common Stock



   2.  Amount of Securities Beneficially Owned:

       6,500



   3.  Ownership Form: Direct (D) or Indirect (I):

       D



   4.  Nature of Indirect Beneficial Ownership:

       N/A

                                    Table II
                Derivative Securities Acquired Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


   1.  Title of Derivative Security:

       Common Stock Options


                  2.                         3.                 4.               5.
        -----------------------   -----------------------   -----------    ---------------
          Date Exercisable and                  Amount or   Conversion       Ownership
          Expiration Date                       Number of   or Exercise       Form of
          (Month/Day/Year):           Title      Shares      Price of        Derivative
                                                            Derivative       Security:
                                                             Security        Direct (D)
           Date      Expiration                                            or Indirect (I)
        Exercisable      Date
        -----------  ----------   ------------------------  -----------    ----------------

          08/18/92     08/18/02   Common Stock     50,000      $2.25              D
          03/24/93     03/24/03   Common Stock     25,000      $2.25              D
          03/07/95     03/07/05   Common Stock    150,000      $2.25              D
          02/03/98     02/03/08   Common Stock     25,000      $1.50              D
          11/05/98     11/05/08   Common Stock    148,000      $0.56              D


    Explanation of Responses:

       ---



   /s/ Bruce H. Haglund                     4/1/99
   ------------------------------          --------------
   Signature of Reporting Person              Date